Mail Stop 4561

May 6, 2009

Hunter Cohen, Chief Financial Officer
Diligent Board Member Services, Inc.
39 West 37th St., 8th Floor
New York, NY 10018

> **Re: Diligent Board Member Services, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed April 17, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-53205**

Dear Mr. Cohen:

        We have reviewed the above-captioned filings and your response letter dated April 16, 2009, and have the following comments. Where prior comments are referenced, they refer to our letter dated March 4, 2009. Where comments on your Form 10 also apply to disclosure in your Form 10-K, we expect you to revise the corresponding disclosure in your Form 10-K.

General

1.   We note your response to prior comment 1, which asked you to provide us with a detailed legal and accounting analysis supporting your decision not to file your delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008. We note that Exchange Act Rule 13a-13 does not appear to contemplate an exemption from filing quarterly reports under the circumstances you have described in your response. All requests for interpretations, accommodations or waivers of financial reporting and disclosure requirements must be sent to the Division of Corporation Finance's Office of Chief Accountant, which can be reached at the following e-mail address: dcaoletters@sec.gov. Such correspondence with the Office of Chief Accountant should contain a more detailed legal and accounting analysis supporting your request for relief. In order to facilitate proper routing, please include in the body of your e-mail: company name, date of letter, correspondent's name, CIK number, Assistant Director Office No 3, and file number 000-53205. Correspondence must be attached to the e-mail as a pdf file.

Form 10 Filed April 17, 2009

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

2.   Your conclusion in prior comment 4 indicated you believed predecessor/successor financial statements was the most relevant information for your investors. In light of this conclusion and your statement on page 21 that your combined MD&A presentation for the year ended December 31, 2007 is not in accordance with GAAP, please tell us what consideration you gave to providing an MD&A discussion that is in accordance with GAAP with supplemental MD&A discussion based on pro forma financial information prepared in accordance with Article 11 of Regulation S-X. In this regard, we believe that merely combining information for the pre-and post-transaction periods is inappropriate. In addition, you should explain how the pro forma presentation was derived, why you believe the presentation is useful, and any potential risks associated with using such a presentation.

Liquidity and Capital Resources, page 25

3.   We note your disclosure that "at the current level of reduced expenses, coupled with conservative sales growth forecasts, management believes this funding will be sufficient to support sales growth and achieve cash flow breakeven by approximately the third quarter of 2010." Please revise your disclosure to include a reasonably detailed discussion, which includes consideration of the Company's historical cash burn rate and cash available at the balance sheet date, of the Company's ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. To the extent you conclude you will not generate sufficient cash to support operations for a twelve-month period, state the minimum period of time that you will be able to conduct planned operations using currently available capital resources and discuss your proposed remedy. See FRC 501.03(a). Similar concerns apply to your disclosures on page F-9 and F-27.

Item 6. Executive Compensation, page 33

Director Compensation, page 34

4.   We note your response to prior comment 9, which asked you to disclose the exchange rates used to calculate the dollar amounts listed for Messrs. Charlton, Saxton, Bettle, Huljich, Lawler, and Russell. Please revise to disclose the amount of foreign currency that $1 purchased at the time of calculation.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

Transactions with Promoters and Certain Control Persons, page 35

5.   We note your response to prior comment 14, which asked you to disclose the current
        outstanding balance of the loan to DBMS LLC. In note 9 on page F-18, you disclose that
        at December 31, 2008, the contractual outstanding loan balance was $7,161,791
        (including accrued interest of $371,778). Despite your statement to the contrary, it does
        not appear that you have disclosed this information in Item 7. Please revise this section
        to disclose the current outstanding loan balance, as well as the amount of accrued
        interest.

6.   We note your response to prior comment 15, which, among other things, asked you to
        explain the liabilities retained by DBMS LLC, and whether any of the retained liabilities
        were to any of your promoters. In addition, we asked you to disclose the identity of any
        of your promoters who used money loaned to DBMS LLC to purchase shares in your
        unregistered offering. You have disclosed that $0.5 million of loans to DBMS LLC to
        fund your business were held by promoters, but have not disclosed the identity of the
        promoters. It is unclear from your disclosure in this section whether the loans from these
        promoters were part of DBMS LLC liabilities discharged through the issuance of
        subscriptions in your unregistered offering. In addition, it is unclear whether the $3.7
        million in cash advanced to DBMS LLC was used to retire any obligations to your
        promoters. Please revise. We note that your response to prior comment 21 includes
        additional detail that is not included in your current disclosure. Please consider revising
        this section to include similar detail.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2) Liquidity, page F-8

7.   Revise to disclose the collection risk associated with the note receivable from Diligent
        Board Member Services, LLC. In this regard, we believe that your disclosures should
        clearly indicate that collection is dependent upon, and limited to the amount of cash that
        can be received from, sales of Diligent common stock held by the LLC.

15) Commitments and Contingencies

Litigation, page F-24

8.   We note your statement that you believe the allegations communicated by Wakefield
        Associates has no legal merit. Please tell us how you considered the disclosure
        requirements of paragraph 10 of SFAS 5 with respect to this claim.

<u>Item 10. Recent Sales of Unregistered Securities, page 40</u>

9.   Please revise to disclose the exemption from registration claimed for your unregistered offerings in October 2008 and March 2009, and to state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Item 9A. Controls and Procedures, page 48</u>

<u>Evaluation of Disclosure Controls and Procedures, page 48</u>

10.   We note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K pursuant to Item 307 of Regulation S-K. Please tell us how you considered your inability to file your quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2008 and September 30, 2008 when forming your conclusion on disclosure controls and procedures at December 31, 2008. As part of your response, please tell us whether you believed your disclosure controls and procedures were effective at June 30, 2008 and September 30, 2008. If you believed they were effective at those dates, please provide us with an analysis of the impact of your inability to file your Form 10-Q on your conclusions at those dates. If you believed your disclosure controls and procedures were not effective, please describe the intervening events that allowed you to conclude they were effective at December 31, 2008 and how those intervening events impacted the disclosure you provided pursuant to Item 308(c) of Regulation S-K.

<u>Power of Attorney, page 52</u>

11.   Your annual report on Form 10-K must be signed by your principal financial officer in his capacity as principal financial officer, as well as your controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please file an amended Form 10-K.

<u>Exhibits 31.1 and 31.2</u>

12.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *   *

As appropriate, please amend your documents in response to these comments. Your responsive amendments should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Mark Shannon, Staff Accountant, at (202) 551-3299, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (816) 292-2001
        Wallace E. Brockhoff, Esq.
        Lathrop & Gage LLP